UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F   [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXPLANATORY NOTE

This Amendment to Form 6-K is being filed in order to amend the Form 6-K of First Majestic Silver Corp. filed on March 10, 2022, in order to add the consent of Deloitte LLP, the independent auditor of First Majestic Silver Corp. Other than the addition of such consent, the initial Form 6-K remains unchanged.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1, 99.2 and 99.6 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-255798).

DOCUMENTS FILED AS PART OF THIS FORM 6-K
Exhibits

99.1*	Audited Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020

99.2*	Management's Discussion and Analysis for the Year and Quarter Ended December 31, 2021

99.3*	Certification of Annual Filings - CEO

99.4*	Certification of Annual Filings - CFO

99.5*	News Release dated March 10, 2022

99.6	Consent of Deloitte LLP
*Previously filed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

March 14, 2022